Filed by Tower Semiconductor Ltd.
Pursuant to Rule 425 under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Filer's Commission File No. 000-24790

Subject Company: Jazz Technologies, Inc.
Commission File No. 001-32832

On August 20, 2008, Tower released a press release including the following statements:

Russell Ellwanger, Tower’s chief executive officer, stated “Over the past few years, Tower has substantially improved its revenue and operational results as evidenced by becoming the number one revenue growth foundry for 2007 over 2005. Today’s announcement of a memorandum of understanding signed with our banks and Israel Corporation provides a much stronger corporate capital structure from which we can continue this momentum. We expect that these financial improvements combined with the expected closing of the Jazz merger will maintain our growth trajectory, while substantially improving EBITDA and cash generation in the course of transitioning into the worldwide leading specialty foundry.”

“The response from both the Jazz and Tower customers with regard to the combined product platform offerings and roadmaps has been overwhelmingly positive, and we have begun to leverage the cross-selling opportunities through joint meetings with customers of both companies. Integration efforts are well underway in anticipation of the completion of the transaction by the end of this quarter. We have established an inter-company cross-functional team tasked with ensuring a seamless transition, and we expect to realize approximately $40 million in annual cost savings from the Jazz merger.”

As previously disclosed, Tower announced a definitive agreement to acquire Jazz Technologies, which will create a leading specialty pure-play foundry with trailing twelve month revenues of approximately $440 million. Additionally, the merger will significantly increase the Company’s scale, providing the opportunity for substantial growth in revenue, cash flow and operating results. The proposed transaction is subject to approval by Jazz’s shareholders and other customary closing conditions. Jazz announced that August 8, 2008 will serve as the record date for a special meeting of shareholders, which will be convened on September 17, 2008 to vote on, adopt and approve the proposed transaction, with the closing of the transaction expected to occur prior to the end of the third quarter of 2008.

About Tower Semiconductor Ltd.:

Tower Semiconductor Ltd. (Nasdaq: TSEM, TASE: TSEM) is an independent specialty foundry that delivers customized solutions in a variety of advanced CMOS technologies, including digital CMOS, mixed-signal and RF (radio frequency) CMOS, CMOS image sensors, power management devices, and embedded non-volatile memory solutions. Tower’s customer orientation is complemented by its uncompromising attention to quality and service. Its specialized processes and engineering expertise provides highly flexible, customized manufacturing solutions to fulfill the increasing variety of customer needs worldwide. Boasting two world-class manufacturing facilities with standard and specialized process technologies ranging from 1.0- to 0.13-micron, Tower Semiconductor provides exceptional design support and technical services to help customers sustain long-term, reliable product performance, while delivering on-time and on-budget results. More information can be found at http://www.towersemi.com.

About Jazz Technologies and Jazz Semiconductor

Jazz Technologies(TM) (AMEX: JAZ) is the parent company of Jazz Semiconductor, Inc., a leading independent wafer foundry focused on Analog-Intensive Mixed-Signal (AIMS) process technologies. The company’s broad product portfolio includes digital CMOS and specialty technologies, such as RF CMOS, Analog CMOS, Silicon and SiGe BiCMOS, SiGe C-BiCMOS, Power CMOS and High Voltage CMOS. These technologies are designed for customers who seek to produce analog and mixed-signal semiconductor devices that are smaller and more highly integrated, power-efficient, feature-rich and cost-effective than those produced using standard process technologies. Jazz customers target the wireless and high-speed wireline communications, consumer electronics, automotive and industrial end markets. Jazz’s executive offices and its U.S. wafer fabrication facilities are located in Newport Beach, CA. Jazz Semiconductor also has engineering and manufacturing support in Shanghai, China. For more information, please visit http://www.jazztechnologies.com and http://www.jazzsemi.com.

Safe Harbor Regarding Forward Looking Statements

This press release includes forward-looking statements, which are subject to risks and uncertainties. Actual results may vary from those projected or implied by such forward-looking statements. A complete discussion of risks and uncertainties that may affect the accuracy of forward-looking statements included in this press release or which may otherwise affect our business is included under the heading “Risk Factors” in our most recent filings on Forms 20-F, F-3, F-4 and 6-K, as were filed with the Securities and Exchange Commission (the “SEC”) and the Israel Securities Authority. We do not intend to update, and expressly disclaim any obligation to update, the information contained in this release.

Additional Information about the Proposed Merger and Where to Find It

In connection with the proposed merger, Tower has filed with the SEC a Registration Statement on Form F-4 (File No. 333-151919) (the “Form F-4”) that contains a Proxy Statement/Prospectus and related materials with information about Tower, Jazz and the proposed merger, and the Proxy Statement/Prospectus is being mailed by Jazz to its stockholders. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND THE OTHER RELEVANT MATERIALS, CAREFULLY AND IN THEIR ENTIRETY, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT TOWER, JAZZ AND THE PROPOSED MERGER. Investors and security holders may obtain free copies of the Form F-4, the Proxy Statement/Prospectus and other relevant materials and documents filed by Tower or Jazz with the SEC through the web site maintained by the SEC at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents relating to the proposed merger filed with the SEC by Tower by directing a request by mail to Tower Semiconductor Ltd, P.O. BOX 619, Migdal Haemek, Israel 23105, Attn: Investor Relations or by telephone at +972-4-6506936. Investors and security holders may obtain free copies of the documents relating to the proposed merger filed with the SEC by Jazz by directing a request by mail to Jazz Technologies, Inc., 4321 Jamboree Road, Newport Beach, California 92660, Attn: Investor Relations or by telephone at +1 415 445-3236.

Tower, Jazz and their respective executive officers and directors, under SEC rules, may be deemed to be participants in the solicitation of proxies from the stockholders of Jazz in connection with the proposed merger. Investors and security holders may obtain information regarding the special interests of these executive officers and directors in the proposed merger by reading the Proxy Statement/Prospectus filed with the SEC. Additional information regarding Tower’s executive officers and directors is included in Tower’s Form 20-F for the year ended December 31, 2007, which was filed with the SEC on June 18, 2008. Additional information regarding the executive officers and directors of Jazz is included in Jazz’s Proxy Statement for its 2008 Annual Meeting of Stockholders, which was filed with the SEC on April 7, 2008. These documents are available free of charge at the SEC’s web site at www.sec.gov and are also available free of charge from Investor Relations at Tower and Jazz by contacting Tower and Jazz as described above.